Filed Pursuant to Rule 433
Registration Statement No. 333-227001
MARKET-LINKED STEP UP NOTES

Market-Linked Step Up Notes Linked to a Global Equity Index Basket
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure
A global equity index basket comprised of the Dow Jones Industrial Average® (Bloomberg symbol: “INDU”), STOXX® Global Select Dividend 100 Index (Bloomberg symbol: “SDGP”), EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) and FTSE® 100 Index (Bloomberg symbol: “UKX”) (each, a “Basket Component”). The Dow Jones Industrial Average® will be given an initial weight of 50.00%, the STOXX® Global Select Dividend 100 Index will be given an initial weight of 30.00%, and each of the EURO STOXX 50® Index and the FTSE® 100 Index will be given an initial weight of 10.00%.

Payout Profile at Maturity
•   If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
•   If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
•   1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of your principal at risk

Step Up Value	[140.00% to 146.00%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$4.00 to $4.60] per unit, a [40.00% to 46.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000114036120001037/formfwp.htm
Exchange Listing	No

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•           Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•           Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•           Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.
•           Changes in the level of one Basket Component may be offset by changes in the level of the other Basket Components.
•           The initial estimated value of the notes on the pricing date will be less than their public offering price.
•           If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•           You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•           RBC, MLPF&S, BofAS and their respective affiliates do not control any company included in the Basket Components, and have not verified any disclosure made by any other company.
•          Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the non-U.S. securities included in the SDGP, the SX5E and the UKX trade against the U.S. dollar, which you would have received if you had owned the securities included in these Basket Components during the term of your notes, although the value of these Basket Components may be adversely affected by general exchange rate movements in the market.
•           Although the SDGP measures the performance of high dividend-yielding companies, the SDGP is a “price return index,” which means the level of the SDGP will not include any dividends paid on its constituent securities. You will not receive the benefits of the dividends paid on the securities that make up the SDGP as if you were a holder of those securities or if the notes were linked to an index that increases when dividends are paid on the securities that make up the SDGP.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$14.30(2)	43.00%
2.00%	$14.30	43.00%
5.00%	$14.30	43.00%
10.00%	$14.30	43.00%
20.00%	$14.30	43.00%
30.00%	$14.30	43.00%
40.00%	$14.30	43.00%
43.00%(3)	$14.30	43.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%
(1)    This hypothetical percentage change corresponds to the Threshold Value.
(2)    This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $4.30.
(3)     This hypothetical percentage change corresponds to the hypothetical Step Up Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.